WEFUNDER   Explore   News   FAQ   Search   Raise Funds



INVEST IN NEUROHACKER COLLECTIVE
minimum target met
$246,325
raised of $800,000 maximum target from 128 investors

Creating meaningful and sustainable upgrades to personal well-being

Founded in 2015, our mission is to create best in class well-being products by employing a unique methodology to research and development based on complex systems science. Rather than overriding regulatory systems with chemicals designed to move a biomarker in a particular direction, this approach focuses on supporting the body's ability to self-regulate.



James Schmachtenberger
Chief Executive Officer
Founded Mankind Cooperative; deep interest in human potential optimization; activist and advocate for human rights and environmental protection



Unlock Your Potential

Why you may want to invest

1. SALES: Over $13M in lifetime sales.
2. SCIENCE: Our complex systems science approach to formulation of supplements is unique.
3. SUBSCRIPTIONS: 91% of our revenue, excluding Amazon and wholesale, is subscription-driven.
4. DISTRIBUTION: Our products are sold direct-to-consumer in over 50 countries, by Amazon and by a growing list of national retailers including Natural Partners, Pharmaca and Lucky Vitamin.
5. GROWTH POTENTIAL: The global nutraceuticals market will grow by 8.8% per year to $578B by 2024.
6. COMMUNITY: Successfully raised $1,148,898 from 489 Wefunder investors.

Our Ambition

Our goal is to transform lives for the better by creating products, resources, and tools to help the mind, brain and body perform at their best. Our solutions empower people to be more productive, creative, and compassionate as they pursue their passions and help others do the same. With the help of growth capital, we plan on developing solutions for anxiety, pain, mood, sleep, healthy aging, metabolic health, fitness performance, immune support, and more.

NHC_2019_Pitch_Deck.pdf

$ 500 min

Invest

REMIND ME

What you are investing in

Future Equity Agreement

$45M valuation cap

20% discount
$25K+ pro rata right threshold

A SAFE gives you the right to future shares in the company. If you invest, you're betting the company will be worth more than $45M in the future.

Earning a return
Learn more about SAFEs

Investor perks

$500+
A bottle of any Qualia or Eternus product plus Quadrant poster

$1,000+
A 3-month subscription to any Qualia or Eternus product plus Neurohacker shaker bottle

$5,000+
A 12-month subscription to any Qualia or Eternus product plus priority access in our Beta test group

$10,000+
A 12-month subscription to any Qualia or Eternus product for you and two friends

$25,000+
Premium Biohacker Kit: Oura Smart Ring, Silver or Black ($299 value) Joovv Solo red light therapy ($1195 value)

$50,000+
Ultimate Biohacker Kit: Joovv Max red light therapy ($2995 value) Vielight Neuro Alpha Brain ($1,749 value)

see less

tech   food   retail   bio tech
health and fitness   lifestyle

neurohacker.com

Encinitas, CA

Why I Like Neurohacker Collective

Neurohacker Collective is that rare organization in the supplement and wellness space that I can wholeheartedly endorse. Their science and medical team is world class, and their products - all based on hardcore research and science - work for the right reasons: by supporting instead of overriding the way the human body is designed to function. I'm an investor in Neurohacker Collective because their formulation expertise sets the bar for what natural health solutions can achieve. They are definitely in this space for the long haul.



Ben Greenfield

CEO, KION, TRIATHLETE, NEW YORK TIMES BEST SELLING AUTHOR

THE BUZZ ABOUT NEUROHACKER COLLECTIVE

Cognitive enhancement technologies, like ingestible supplements, hardware technologies, or behavioral strategies, are here to stay, and are evolving fast into the mainstream. It is obvious that people want to upgrade their mental performance, but most just don't know how in a sustained way. I learned about NHC and their plans to build and curate products for cognitive enhancement a year ago. I invested in NHC based on their commitment to create the best possible products and their insistence on grounding everything on the best available science.



Shawn Ramer

Investor

I was attracted to investing in Neurohacker for 3 primary reasons. 1) Their approach to formulation and science are truly cutting edge, in many ways they are revolutionizing the space. 2) The management team and the collective behind it. Prominent scientists, philosophers, business leaders, and doctors across the globe have joined to fuel the work Neurohacker is doing. 3) Lastly the industry, it's expanding and growing in tantalizing ways that make investors like me salivate.



Sunil Bagai

CEO Crowdstaffing, Neurohacker Collective Investor

Now a new generation of entrepreneurs want to hack the brain and the body, improving everyday performance through nutritional supplements called nootropics. Nootropics are designed to heighten productivity, memory, mental function and overall physical energy...Some investors see a big new lifestyle emerging...Southern California-based Neurohacker Collective sells Qualia...

Wall Street Journal Business

The management team at the Neurohacker Collective far exceeds that of most other nootropic blends. Their team is both highly effective in different domains and forward thinking. Between the leadership and scientific expertise, this team is grounded in revolutionary ideas and their methods of operating the business reflect as much.

HuffPost

Developed and sold in the form of proprietary pills, cubes and tinctures by companies such as Neurohacker Collective...nootropics are becoming more popular in Hollywood.

The Hollywood Reporter

Qualia is a premium-priced nootropic with a premium-list of ingredients. With dozens of proven ingredients in its two-step formula, Qualia appears to work as advertised to deliver a wide range of cognitive benefits directly into your brain.

Supplement Police

HUFFPOST

Is Qualia Revolutionary or Just Another Nootropic?

Within the nootropics world there are at least 2 - 3 new unique smart drugs released every month. Some are run of the mill and others are more sophisticated. Qualia was launched by the Neurohacker Collective in April 2016 and has grown rapidly since

July 31, 2017 @ huffingtonpost.com

How Technology Fatigues The Brain and What We Can Do About It

Qualia...is sort of like insurance for your brain in that it contains nearly all major nootropic herbs, and aims to curb a variety of mental deficiencies.

July 10, 2017 @ collective-evolution.com

This "Smart Drug" Could Hack Your Brain Chemistry to Increase Your Intelligence

In Brief Qualia is a 42 ingredient 'smart drug' designed to provide users with immediate, noticeable uplift of their subjective experience within 20 minutes of taking it, as well as long-term benefits to their neurology and overall physiologic functioning.

April 14, 2017 @ futurism.com

'Nootropics' Startups Seek to Sharpen Mind and Body Via Supplements

Silicon Valley is known for its maverick ethos of hackers producing everything from computers to smart phones to drones. Now a new generation of entrepreneurs wants to hack the brain and the body, improving everyday performance through nutritional

November 28, 2016 @ wsj.com

NeuroHacker Qualia - Top Nootropic For Cognitive Enhancement?

Qualia is a new nootropic supplement created by Neurohacker Collective. Find out if Qualia is the real deal today in our review. Qualia is a nootropic supplement created by the team at Neurohacker Collective. It's sold exclusively online through

August 18, 2016 @ supplementpolice.com

Innovative Science in an Industry With Nearly Unlimited Potential

The Neurohacker Collective aims to provide meaningful scientific advances through a deeper understanding of human biology. We started with supplements for the mind (known as "nootropics"), which is a rapidly growing industry with global sales of $1.35 billion and expected growth to $6.1 billion by 2024. In the creation of our Qualia nootropics product line, we set out to make a supplement radically different than all other nootropics on the market. Many nootropics focus only on short-term effects. Instead of focusing on improving a single aspect such as memory, Qualia addresses long-term brain health and encourages new neuron and synapse development for a stronger brain.

While choosing from hundreds of ingredients that could serve our purpose, we took into account how a set of ingredients, as a whole, would support each physiological outcome we wanted to promote and the cognitive and subjective outcomes we sought to enhance, as well as general effects on the rest of the body.

This careful and laborious formulation process lead to the creation of a nootropic that has unquestionably established itself as the market leader.

With abundant support from some of the world's most recognized and respected doctors, healthcare practitioners, scientists, health and wellness leaders and our customers, our revenues continue to climb with 91% of product revenue being subscription-driven.

The reason our company has a uniquely explosive value potential is that our complex systems science modeling (which can't be easily replicated by other wellness companies without the brain trust we've assembled) can be applied to a bevy of products. This has us positioned to create best in class supplement products across a variety of health needs in the near future, in an industry estimated to be worth 578 billion dollars within 5 years.

Beyond the space of cognitive function, our newest formula Eternus supports increased cellular energy for healthy aging. Eternus hits the markets this spring.

We are also planning to develop solutions for sleep, anxiety/mood, pain, immune function, fitness performance, hormone balancing, and cardiovascular health.


2024
NUTRACEUTICALS


2016
NUTRACEUTICALS
$272B
NOOTROPICS
$1.35B
NOOTROPICS
$6.1B
NHC

$12,999,939+

In Total Sales So Far

Expanding Subscription-Driven Business

Subscription revenues as a share of total direct-to-consumer revenues (excluding Amazon and wholesale)


100.00%
75.00%
50.00%
25.00%
0.00%
2016-2
2016-3
2016-4
2017-1
2017-2
2017-3
2017-4
2018-1
2018-2
2018-3
2018-4

A World-Class Product Development Engine

We are deeply focused on the complex systems modeling necessary to deliver real efficacy at scale in the nutraceutical space, always with the overarching intention to support the human body's natural ability to regulate while working to help increase its capacity.


QUALIA
MIND
CAFFEINE FREE
NEUROHACKER
QUALIA
FOCUS
QUALIA
MIND
NEUROHACKER




QUALIA
MIND
NEUROHACKER
QUALIA
FOCUS
NEUROHACKER

Meet Qualia

Radical Cognitive Enhancement

QUALIA FOCUS & QUALIA MIND are premier, research-based nootropics designed to support and maximize brain health. The Qualia nootropics line is the result of thousands of hours of research and development by top scientists in complex-systems modeling, neurobiology, organic chemistry as well as dozens of MDs and PhDs. Qualia nootropics are used by some top personalities in the fields of science, sports, academia, and business including: Jason Silva, Mark Divine, Ben Greenfield, Jamie Wheel, Dr. H. Mcllroy, Dr. J. Becker, Dr. Hyla Cass and more.

Pilot Study Using Qualia Mind Shows Meaningful Positive Results

The results for 23 eligible subjects revealed meaningful improvement in core cognitive areas of reasoning, verbal ability and concentration. After 5 days of taking Qualia Mind, participants saw an average 85.4% increase in scores to measure ability to concentrate/avoid distraction, 37.2% increase in scores for planning skills, 31.1% increase in scores for visual representation, 16.9% increase in scores for verbal reasoning, 13.3% increase in scores for verbal short-term memory, and 10.2% increase in scores for episodic memory. Given that this study did not have a placebo control, we cannot conclusively determine whether or not Qualia Mind is the cause of the increased scores. See additional details on the study here.


Concentration
85.4% Increase
40
30
20
10
0
before
after
19.9%
36.9%
QUALIA MIND PILOT STUDY EVIDENCE
Pilot Study using Cambridge Brain Sciences quantitative tests indicates Qualia Mind improving reasoning, episodic memory, verbal ability and concentration.
For disclaimer, see section on Pilot Study


ETERNUS
SUPPORTS CELL ENERGY FOR BETTER AGING
NEUROHACKER

Introducing Eternus

Cell Energy for Better Aging

If you are like most you will be living longer than any other generation, but will you be thriving in your extra years? Our new product, Eternus, is specifically designed to combat the aging process in the most comprehensive way ever developed from a supplement product. Eternus uniquely upregulates NAD+ and ATP while supporting dozens of other processes and pathways within the body. More cell energy leads to sounder sleep, increased productivity, better workouts, more capacity to handle stress, enhanced cognitive performance, and an overall whole-system upgrade.

Doctors, Scientists, Health, and Fitness Leaders Love Qualia

Our mission and whole systems formulation approach is attracting thought leaders and researchers from leading institutions from around the world from diverse fields — psychology, neurobiology, fitness, wellness, technology, and traditional compounds.











Mark Divine

SEALFIT



Dr. Heather Sandison

North County Natural Medicine



Dr. Scott Barry Kaufman

The Psychology Podcast



Rachelle Brooke Smith

Disruptive Dare



Ben Greenfield

Ben Greenfield Fitness



Mike Bledsoe

Barbell Shrugged



Thadeus Owen

Primal Hacker



Mansal Denton

Nootrapedia.com



Jason Silva

Brain Games/Nat Geo



Michael Mannino

EmbodiedFit



Dr. Dan Stickler

Apeiron Academy



Jesse Elder

Mind Vitamin

"I'm so grateful for Qualia. That's helped a ton of my patients as well, so thank you for what you guys are doing.

Dr. Heather Sandison

Our Progress So Far



QUALIA
QUALIA

April 2016 — **Website Goes Live and Qualia Launches**

Q1 2017 — THE WALL STREET JOURNAL. Billboard

Mainstream Media Buzz

Increased mainstream media coverage of nootropics; we appear in Wall Street Journal, Hollywood Reporter, Billboard, Huffington Post, and futurism.com



BRAIN GAMES

February 2017 — **First Celebrity Endorsement**

Host of NatGeoTV's "Brain Games" Jason Silva launches a video about the emerging field of neurohacking, and Qualia.

March 2017 — **Reached 1st $1 Million in Lifetime Company Revenue**



March 2017 — **Qualia Appears in 1st Retail Store**

Local eatery EVE Encinitas begins carrying Qualia on their shelves; we create a new smoothie for them, 'The Neurohacker.'

July 2017 — **Launched on Amazon.com**



QUALIA
MIND

March 2018 — **Launched Qualia Mind**

April 2018 — **Launched Cambridge Brain Sciences Pilot**

To help our community receive quantitative feedback on their current brain health, we started working with the leading provider of cognitive assessment tools.

June 2018 — **First month of operating profitability**

September 2018 — **Surpassed $10M in Lifetime Rev + Launched Qualia Focus**

Q1 2019 — **125K Qualia Sold, New Wholesale Customers**

Natural Partners Fullscript and Pharmaca become wholesale customers.

Neurohacker Collective's Next Steps

We look to provide people with the products, resources, and tools they need to help their whole being — mind, brain, and body — work together in harmony. Our expanding product development team comprised of doctors, neuroscientists, and chemists have identified product opportunities where we can use our unique formulation process to deliver category-defining products to the market for each category. As our company grows and the science evolves we are committed to continuing to develop best in class products to enhance human well-being. Below are images that show what our near-term product development will focus on

show what our near term product development will focus on.



Qualia Mind
(stimulant free)
Qualia Focus
Qualia Shots
Neurolipid
Qualia Sports
Sleep
Other Neuro Line Products
2H2018
2019
2020+
Eternus
Other Life Extension /
Foundational Health Products
Sports / Performance
Aesthetics
Gender Specific
Condition Specific
Functional Foods



QUALIA
SLEEP
NEUROHACKER
QUALIA
RELAX
NEUROHACKER
QUALIA
PAIN
NEUROHACKER

Our Customers Are Passionate About Us

We've developed our Qualia Nootropics with potent, high-purity, and bioavailable forms of each ingredient and our customers love that.



Erica Lee, Entrepreneur

"The human operating systems needs a radical upgrade...Qualia makes me calm and I make better decisions."



Charmaine Olivia, Artist

"Qualia helps me just start things and not be freaked out by it."



Mansal Denton, Blogger

"Qualia is most useful for high performance individuals (entrepreneurs, executives, professionals)..."

"Hi, I cannot express in words how thankful I am to all of you for creating Qualia. Over the past 20 years, I have tried many supplements, drugs, and various healing modalities and nothing has been as consistently effective and profoundly life-changing as Qualia.

Founder Interviews

James Schmachtenberger



James Schmachtenberger
Chief Executive Officer of Neurohacker Collective

James knows the potential of cognitive optimization firsthand. Here, he explains the neurological and physiological struggles he experienced at the dawn of his ambitious career, and the life changing event that sparked his vision for Neurohacker Collective.



Daniel Schmachtenberger
Chief Strategy Officer of Neurohacker Collective

Daniel's understanding of complex systems and whole systems science is distinct from reductive science. Here, he explains the approach we are using to address humanity's most challenging issues of human capacity.



Jordan Greenhall
Executive Chairman of Neurohacker Collective

Jordan has led startups to enormous successes before. Here, he explains why he chose Neurohacker Collective as his next venture, and gives a detailed analysis of the success we've already had, and our collective philosophy for fundraising.

Meet the Founders



James Schmachtenberger
Chief Executive Officer



Daniel Schmachtenberger
Chief Strategy Officer

Jordan Greenhall
Executive Chair
A serial entrepreneur who co-founded companies

Chief Executive Officer

Founded Mankind Cooperative; deep interest in human potential optimization; activist and advocate for human rights and environmental protection

Chief Strategy Officer

Social engineer and evolutionary strategist developing technology for advancing human optimization.

Swell, Inc., Game B, and DivX.

AND THE REST OF THE TEAM

Hakan Lindskog
Chief Operating Officer



Mark How
Chief Revenue Officer



Shawn Ramer
Senior Vice President, Product Development



Lauren Alexander
Vice President, Marketing



Gk Parish-Philp
Vice President, Technology



Ben Seeman
Vice President, Wholesale Sales



Justin Schilf
Creative Director



Ben Cote
Director of Community



Dan Stickler, M.D.
Medical Director



Greg Kelly, ND
Lead Product Formulator



Jodi Geigle
Community Experience Manager



Jennifer Norton
Production Manager



Darrell Grable
Director Partner Sales



Michael Ferguson
Senior Data Analytics Engineer



Chase Imbert
Partnership Manager



Derek Samuel Voyticki
Digital Marketing Manager



Abhi Ardagh
Customer Support Agent



Jacquelyn Loera
Executive Assistant



Cassandra Brooks
Executive Assistant



Angie Buchholz
Executive Assistant



Sara Adaes, Ph.D.
Scientific Researcher

Raised $5,180,223 From 617+ Investors

Amount	Date	Type
$240,000	December 2015	PRICED ROUND
$1,820,000	November 2016	PRICED ROUND
$50,000	November 2017	SAFE
$808,454	November 2017	
$500,000	December 2017	LOAN
$200,000	March 2018	LOAN
$259,714	August 2018	
$80,730	August 2018	
$200,000	October 2018	LOAN
$200,000	February 2019	LOAN
$575,000	April 2019	CONVERTIBLE NOTE
$246,325	In Progress	



Ronald A. Jaeger

Retired in Alaska, strong construction trade background, enjoying Wefunder immensely!



Joshua Davis

Digital Marketer



Brian Manley

Well-travelled investor. Dozens of startup investments. Finance background, can help raise additional capital.



Brad Sorensen

Entrepreneur, biz dev consultant, surfer, traveler and enthusiastic new member of the Brazilian Jiu Jitsu community.

Barbara Travis

Board Chair, and co-founding Director of Connecting to Care, a non-profit telehealth network organization that utilizes innovative solutions to improve access to healthcare.



Roger Smith

ecological engineering student at Auburn University

MORE INVESTORS

Interview

– COLLAPSE ALL

WF: What is Neurohacker?

NC: Neurohacker is committed to the concept of maximizing a concept called individual human sovereignty. What we mean here by "sovereignty" is the result of three very different kinds of capacities.

The first is perception. This includes things like sight and hearing as well as empathy and emotional sensitivity. The more you can perceive without being overwhelmed, the higher your capacity to experience the world.

The second capacity is "sense-making." This has to do with your ability to take in perceptions and convert them into meaning - to go from merely sensing the world to making good choices about it. It is one thing, for example, to feel shame. It is another thing entirely to be able to make sense of why you feel shame and how you might best respond to that feeling.

The final capacity is your actual ability to act on your choices. Do you lack the motivation to act? Are you a bull in a china shop expending a huge amount of effort and creating a lot of unintended consequences? Or are you able to move through the world effortlessly, changing what you can and being at peace with what you can't?

We define individual sovereignty as the combination of these three capacities and we are pioneering a science of sovereignty to improve people's ability to be in the world. This approach requires that we take a different look at ideas like health and wellbeing that takes into account the full complexity of our minds and our bodies as well as both our social and physical environment.

We started with a nootropic stack because we saw a market need for something that our approach is uniquely positioned to satisfy.

WF: What are the key differences between the traditional healthcare system and the system you're developing?

NC: The science of healthcare that came out of things like gross anatomy, germ theory and chemistry works extremely well for certain kinds of things. If you have a gunshot wound, a measles infection or a headache, this system will serve you extremely well. In other words, if the only thing that stands between you and health is a single cause that is relatively easy to identify, our current health care approach can do a lot to remove that cause and get you back to "normal."

But more and more people are coming to realize that this level of health isn't really the same as "well-being." Conditions like ADHD, OCD, chronic pain, inflammation, brain fog and lack of motivation are rarely the result of one simple cause. Instead, they are the result of a whole complex of causations tied together in a nest of feedback loops. All too often, we engage these complex systems with tools that are not designed to account for all the factors of a problem, which can do more harm than good.

If we are to move beyond traditional healthcare, and into true wellbeing care, then an adequate approach must account for the complexity of the whole system informing our wellbeing status.

Take, as an example, the most common form of diabetes (Type II). This form of diabetes often results from low-quality diet and sedentary lifestyle. When one looks at the population of diabetics, many of the people suffering have had limited ability to make good choices with respect to their personal nutrition and lifestyles. This is actually a problem of sovereignty - people don't have good habits or good information and often are in a social environment that gives them bad models and feedback. Better approaches to preventing or delaying diabetes can emerge by reframing it as a problem of sovereignty, as a complex problem of individuals, in a given system, unable to make good choices. To address this will require a fully realized complex systems science which takes into account all of the different aspects of a given problem. Complex systems science is a way of understanding an entire system by understanding the interrelationship between that system and all other pertinent systems.

The good news is that the human body is remarkably good at not dying. It has a whole bunch of biological and psychological feedbacks that were honed by a long evolutionary timeframe to be very resilient and stay alive. We are not smart enough to design complex systems. But we are learning how to work with those natural complex systems to help them get back into balance. The more we understand the rich wholeness of the human mind/body system, the better we are getting at being able to work with those systems to maintain and even upregulate comprehensive well-being.

Neurohacker Collective's approach is considerate of whole systems, and designs to nourish and harness the complexities and interdependencies nature has baked in to life.

WF: Who are your competitors? ^

NC: That's a hard question to answer. In most ways, we don't have any competitors because what we're doing is fundamentally different than what everyone else in the associated spaces are doing. People will often look at other nootropic companies like HVMN, TruBrain, or Thrivous as our competitors, but as we're expanding our product portfolio, we've started to move into other arenas. With our upcoming cellular energy products, the primary companies that people might view as competitors are Elysium or TruNiagen.

As we expand the number of product domains that we're moving into our comparisons are moving away from nootropic companies and towards larger nutraceutical companies such as Life Extension, Thorne, or Metagenics. Though there are some great companies in this space it's still hard to think of them as competitors since the basis of our approach is fundamentally different. The unique value of our company lies in our complex systems approach to research and product development, resulting in complex formulas that have the ability to address major challenges with powerful effects in both the short and long term. The scientific approach that we've developed allows us to deliver on almost anything within the spaces of health, wellness, and human optimization, at a level higher than what is currently being done by any other groups that we're aware of.

WF: What is the range of products and services you envision happening under the umbrella of this company? ^

NC: Our approach to science allows us to understand the regulatory systems of the body and brain in such a way that we can develop powerful solutions for almost any area of health and well-being. Our science isn't limited to particular forms of technology so it's likely that over time we'll begin to work in technologies outside of the nutraceutical category such as wearable tech, diagnostics, molecule development, etc.

For now though we've made the strategic choice to focus on developing products within the nutraceutical domain since we're able to provide powerful solutions to a wide variety of needs and to do so with a lower barrier to entry than would exist with other approaches.

with other approaches.

We began with a focus on supporting cognition and a subjective sense of well-being since healthy brain function is critical for being able to make improvements/changes in most other areas.

While we're continuing to do more development in this area we've already started making major strides on developing products in a few other categories. First, we've developed a new cellular energy product called Eternus that's aimed at increasing mitochondrial function, increasing NAD levels, increasing ATP production, etc. This product is scheduled to launch in April 2019. Strategically this was a relevant next category to focus on since increasing the health and functionality of all the cells in the body will help improve health in almost all systems of the body.

Now that Eternus is preparing for launch we've turned our R&D efforts to a liquid nootropic shot as well as a few other products within the cognitive domain. We're also deeply in the process of R&D for supporting sleep, reducing stress/improving mood.

As those progress we've already mapped out several other categories that we'll be focusing on next which include pain, sports medicine/performance, immune function, cardiovascular function, longevity.

WF: Where are you in terms of FDA approval? ^

NC: Unlike pharmaceutical drugs, the FDA doesn't give approval to, nor has an approval process for products in our space, as we fall into the classification of a nutraceutical or supplement company. The FDA does mandate fairly stringent manufacturing, testing, and quality assurance procedures. For this, we contract GMP (Good Manufacturing Practice) certified contract manufacturers to help ensure that FDA standards are met and where reasonably possible are exceeded.

WF: How do you break through to the skeptics saying supplements are a waste of money? ^

NC: First, I'd like to say that I think having some skepticism is important. Rather than referring to it as skepticism I think it's useful to think of this in terms of discernment.

Whether we're talking about supplements or any other industry, there's an immense amount of marketing dollars that go into convincing us that we need the products/services being shown. These marketing dollars aren't being used with nuance or discernment to actually help determine whether or not the items being promoted are actually useful to the person or if they're in fact the best option available.

As a result of this it's important that as individuals we become educated enough about the things we're interested in that we can use our discernment in effective ways.

We celebrate people using discernment to decide whether our products or any products are right for them. To this end, we provide as much transparency and education as can. Unlike most company's in our domain, we don't do proprietary formulas. For each of our products we list exactly which ingredients we're using, in which forms and the exact dosing. Beyond that we have dozens of pages of content on our website that speaks in depth regarding the ingredients we're using, what research is behind them and why we chose to formulate with these particular ingredients.

I think that education is one of the keys ways to overcome skepticism. Beyond providing education to our customers we also do extensive research into both the safety and effectiveness of our products.

Over the years we've done a number of research projects to show both qualitatively and quantitatively what impact our products are able to produce. Most recently we completed a pilot study with Cambridge Brain Sciences to measure cognitive function before and after taking Qualia Mind. Though this was a small study with only 23 participants and the results are preliminary, they're still incredibly promising and exciting. In total we tested 12 aspects of cognitive function and saw substantial lifts. Because of the number of participants involved, some of the tests have too high of a margin of error to be counted as statistically significant but there were 6 areas we saw major lifts, combined with very low margins of error. These included concentration, verbal reasoning and planning.

WF: What experts or influencers do you have who can attest that your products are better than others on the market? ^

NC: We focused heavily in the beginning of the company on getting researchers, scientists, physicians and influencers familiar with our products and approach. As a result we have an incredibly long list of endorsers, supporters, advisors. Here's a small portion of the industry experts and influencers that currently recommend our products:

our products:

• Dr. Daniel Stickler

• Dr. Hyla Cass

• Jason Silva

• Andrew Huberman, PH.D

• Zachary Stein, Ed.D

• Scott Barry Kaufman, PH.D

• Dr. Rishi Khatri

• Lindsay Briner

• Jon Wilkins, Ph.D.

• Dr. Heather Sandison

• Forrest Landry

• Diego Espinosa

• Andrew Hill, PH.D

• Dr. Jeffrey Becker

• Dr. Nafysa Parpia

• Dr. Kat Toups

• Elias Ladopoulos

• Dan Pardi

• Mark Divine

• Ben Greenfield

• Mike Bledsoe

• Thadeus Owen

• Mansal Denton

• Michael Mannino

WF: What are your products?

NC: Currently our products fall into 2 major categories (though other categories are already in the works with significant progress made). The 2 categories we've developed products in already are improving cognitive function and supporting cellular energy and metabolism. The cellular energy domain is often thought of in terms of longevity and improvements in health-span (the portion of your life where you're healthy and thriving). Our longevity line launches in April so with it not being available yet I'll focus most of this answer on our cognition line, called *Qualia*.

With Qualia, we crafted the formulation by first doing an exhaustive search of the vast clinical data that exists around the psycho-neuropharmacological effects of many different potential ingredients. We then plugged that data into our models of how and why the mind/body interface generates both changes in objective state (like growing neurons) and changes in subjective experience (like increased motivation). We then iterated back and forth between trial formulations and tests until we had a "gold" formula that we were ready to share.

For an example of how this process worked, consider adrenal response. This is a part of the biological system that is designed to help us respond to stressors in our environment (like being chased by a lion). Over the past fifteen thousand years, we have come a long way from the savannah, and our modern environment is full of stressors (traffic, televisions, deadlines, bosses, budgets) that combine to put our mind and body under chronic stress conditions. As a result, many of us have been pushing ourselves into hyper-adrenal response, leaving us neurotic (easily triggered into a fight or flight response) or in malaise (unable to respond at all). The basic machinery of our adrenal system has been bent out of shape. There are a number of nutrients that have been shown to help bring the adrenal system back into balance which we've included in Qualia, not only factoring the benefit of these ingredients in isolation but also factoring for the synergistic properties of how they'll interact with each other and different systems within your body.

Broadly, one portion of our ingredients has been selected to address things like

detoxification (particularly of the brain), anti-inflammation, antioxidants, and cellular membrane repair. For a lot of people, taking them is like drinking a glass of water when they've been in the desert for a week. Another portion of ingredients has to do with boosting the function of your basic neurochemical system. These include things like choline and acetyl donors that are metabolized in the brain to produce acetylcholine, a neurotransmitter associated with a number of cognitive functions and Huperzine A which has been shown to support learning, memory, neuroplasticity and executive function. A third focuses on neurogenesis (actually building more neurons) and neuroplasticity. A fourth on upregulating energy and metabolism in the brain. And another that is focused on improving blood flow through the brain. The sixth and final major focus was on improving cell structure integrity (e.g., supporting myelin sheaths and mitochondrial membrane structures).

The net result is an excellent general-purpose stack that meaningfully addresses the entire body/brain system to improve holistic cognitive performance and subjective experience.

Since originally launching Qualia we've created multiple iterations to offer solutions for people at different price points and different levels of sensitivity.

WF: What are people's experience with your product? ^

NC:

Given the comprehensive nature of what our products are intended to support, the effects that people experience are quite broad.

Some of the most common effects that people report as they start taking any of the Qualia products is increased ability to concentrate, increased sense of motivation combined with an increased sense of overall capacity. Commonly people will report increases in emotional resilience which is basically the ability to be less effected by your circumstances and/or to bounce back more quickly if a stressor throws you off.

Most people report increases in their energy levels, their ability to recall words more rapidly as well as the total amount of complexity they can hold at a given time.

These are all effects that we hear users report on almost immediately after taking our products. As people take the products for longer (at least a few weeks) we also start to hear about increases in memory, decreases in overall stress and increases in people's overall sense of happiness and wellbeing.

WF: Who are you targeting with this product? ^

NC:

Our initial customer base was predominantly the most educated and early adopters within the nootropic space. We targeted the bio-hacking community very heavily, as well as the academic and scientific communities around cognition, neuroscience, and human optimization. We've done a pretty good job at locking in our market position in those areas. Since then, we've begun to expand and we're seeing interest from a lot of groups.

There are a lot of athletes interested in our product because they track and notice what's causing improvements for them more than the average person. They'll see dramatic increases in their exercise capacity as a result of our product. We also see a lot of people from the startup tech and finance communities. People, who in order to do their jobs, must have sharp cognitive functions and operate at a quick level for extended hours. Then, we a lot of single mothers, who have far more to do than is reasonable and need the additional support.

There have been challenges in transitioning brand positions, because the hacker concept is something that only subsets of people really understand or are attracted to. With that, when we transitioned to Mind, we elevated Qualia from being a product to being a product line. So now, all of the products that we develop in the psycho-neuro space will produce real-time subject effect in cognition, sleep, pain, mood, etc. We're beginning to elevate the Qualia Mind line as a more prominent brand that people can understand.

WF: How did you get interested in this problem? ^

NC: I've been interested in increasing the quality of life on the planet for as far back as I can remember. I started my career in education, running a vocational college that taught programs in alternative health and alternative education. The work I got to do at that school with people had huge impacts on their lives as well as the lives of the people they served.

Working with individuals and classrooms was personally very fulfilling but I always felt compelled to work in ways that could impact more total people. During my time running the college I began to learn about and self-experiment with ways of increasing capacity, quality of life and overall well-being. I ended up getting the

opportunity to do an IV therapy in Mexico that had a profound impact on life. In the course of just a few days of doing this treatment, my cognitive function increased dramatically, my sense of happiness and motivation increased, my overall outlook on life improved and my sense of empathy increased substantially.

In that moment, getting to recognize how profound of an impact the right kinds of chemistry could have no people, I realized that this was the path by which I could support the largest number of people. I started thinking about what kinds of problems we could solve for individuals and the world if we could figure out how to provide meaningful upgrades in an accessible fashion.

This is where the idea for Neurohacker was originally born. I wanted to figure out if we could develop solutions that would allow people to become more intelligent, more capable, more motivated and more empathetic; so that people would be motivated to use their increased intelligence and capacity to improve their own quality of life but also, through stimulating empathy, choose to apply their capacities to improve the lives of those around them.

This concept is what eventually became Qualia. In the process of developing Qualia, and particularly in the process of developing a scientific model that could solve for a challenge as large and complex as this one, it also became clear that we could use this same scientific approach to improve quality of life across any aspect of physical/psycho-emotional health. Now that we've become a more established company we're getting the opportunity to apply our scientific model to numerous other health challenges and I'm excited to see the results as we're able to bring additional products/solutions to market.

WF: When did the company launch and what's happened since then? ^

NC: The company was formally founded in December of 2015 (though we began research and development in 2014). That was when we secured the first round of funding and issued operating documents. We spent the next six months putting together our final formulation, signing up and testing manufacturers, finalizing the brand and launching the e-commerce website. We first started selling Qualia online in April 2016 and very rapidly proved the product had a place in the market. After about three months, we had shown that customer acquisition costs and cost of goods sold were low enough to make us profitable at adequate revenue scale. Since then, we've sold over 125k Qualia and completed 2 successful Regulation Crowdfunding campaigns along with private financing rounds. In addition to seeing significant success with Qualia sales we've created formulas in a number of other categories. We're launching our longevity product, Eternus in April 2019 and are actively in development on products focused on improving sleep and reducing stress/improving mood.

WF: What are your margins? ^

NC: Our gross margin, which is the margin after cost of goods and distribution expense, rose significantly in 2018. It was 58% in 2017 and improved to 66% in 2018. This positive development was a result of higher production volumes, better purchasing processes and better deals with ingredient suppliers and contract manufacturers.

Another margin that we focus on is the margin after all cost of goods, advertising and marketing expenses. It's often referred to as profit contribution since it's the contribution generated by sales and marketing operations to pay for R&D, staff and other overhead expenses. This metric also developed favorably in 2018. It was 20% in 2017 and rose to 33% in 2018. It was a result of increasing subscription revenues and more effective advertising.

The final margin that we use is the operating margin, which is the profit or loss after overhead and staff expenses. In 2017, it was negative 40%. In 2018, most of the loss was eliminated and the operating margin improved to less than negative 10%. It was a result of growing revenues combined with restraint in spending on advertising and overhead.

Going forward, we believe that our sales and profit contribution will grow at a faster rate than our overhead and staff expenses (this is a result of operating leverage). We have a steady team employing solid processes for operations, advertising and product development. As our sales volume grows, our existing team will need only limited reinforcements. If we are successful in executing this strategy, we will eventually reach breakeven and operating profitability.

WF: How do you reach potential customers? ^

NC: We have three primary channels for customer acquisition. One is direct marketing, the second is organic, and the third is what we call channel partners. Organic is ostensibly free, though we have to create content and find people who care. About 20% of our traffic comes in organically. With direct marketing, the

work horse right now is Facebook, but we also play with Google, Twitter, Instagram and Pinterest and we've built a robust email marketing program. We usually buy media where we have control over what the content is, and we manage it on a PPC or a CPA basis.

Channel partners are people or groups who have established an audience that is likely to be interested in what we are about. We work with our channel partners to tell our story in a way that connects with their community and brand. They bring in about 25-30% of our customers. We only work with people who have high resonance with our long-term vision and have high brand integrity. We do a revenue share with our channel partners which operates on a tiered basis, based on how much revenue they help generate.

Back in 2017, we began opening up wholesale channels at a preliminary testing level. When we first opened up wholesale, the majority of our wholesale clients were actually medical practices such as doctors, psychiatrists, naturopaths, etc. that were carrying our products in their offices. In Q4 of last year, we started investing to build robust wholesale distribution and we have had significant traction. We now have distribution with Natural Partners FullScript, a major distributor to medical practitioners, and with online sales channels such as Lucky Vitamin, eVitamins and Pharmaca. We are in negotiations with several brick-and-mortar retail chains, particularly natural retailers. Then, a key piece of our growth strategy going forward is to branch out to more mainstream retailers.

WF: What are your estimates for LTV? ^

NC: About 85% of Qualia Mind customers choose to subscribe. On average, a subscriber purchases about 4 units. Lifetime net revenue per Qualia Mind customer in direct-to-consumer channels (excl. Amazon) is therefore about $320. LTV varies depending on the acquisition channel and it varies by month and by product.

WF: What does revenue look like? ^

NC: We did about $4.9M in total revenue in 2017 and $6.6M in 2018. The growth was driven by more subscribers, new product launches, strong growth on Amazon and international sales. This year, our objective is to grow revenues at a faster rate, which is one reason why we are raising growth capital. Much of our planned growth is anticipated to come from new product launches.

We still anticipate that direct to consumer sales will be the largest portion of the business, though our focused expansion into retail may increase revenue at a very rapid pace. If this fundraising round is successful, we also plan to do more PR, get larger media exposure, increase our advertising budgets and expand our direct marketing teams. Lastly, our first forays into sales channels in other countries have been successful, which may open up major growth buckets for us. That's what this fundraising round will support.

WF: What risks do you see as the most relevant? ^

NC: We have three major ones. The first is simply managing the rate of growth. Making sure we grow but don't grow too fast. There's been such a high degree of interest in what we're doing so we have a tremendous opportunity, but we have to evaluate each opportunity and make sure that we can adequately execute on and resource each thing. That often means that we actually have to say, "No," or slow down potential growth.

Then there are supply chain risks that come into play. We use a lot of different types of ingredients and those can be subject to different things like natural disasters, import issues, price fluctuations, etc.

The last risk is regulatory. While we've taken care to navigate the FDA and FTC requirements (and have hired one of the best law firms in the country as our counsel here), regulation in a space like this is always tricky and, particularly as we start to expand our product offerings, it never gets easier. Though we feel like we have a good handle on regulatory compliance this remains a risk since much of what happens in regulation is beyond our control.

WF: How do you define your potential market? ^

NC: At the global scale, the nutraceutical market is growing at an average 8.8% per year. That'll be a $578B global market by 2024. The nootropic segment of the industry is currently assessed to be $1.35B per year with an expected growth to $6.1B by 2024. The nootropic/cognitive market is one of the fastest growing segments right now and we plan to continue to grow into a larger portion of that

market share while we simultaneously build products in numerous other categories throughout the nutraceutical space to have an even larger market to address.

WF: What has been your past experience with Wefunder?

NC: We've done 2 prior rounds with WeFunder, raising over $1.1 million dollars in total.

The process was quite meaningful for us. We chose to fundraise on Wefunder rather than raising from VC's or private equity groups because we wanted to be beholden to the people we're actually serving, our customers, rather than be beholden to a financial institution whose primary focus is going to be maximizing quarterly profits. This way, we have an alignment between the mission of the company, the care of the investors, and the needs of the customer. That's why we chose Wefunder last time and also why we're choosing Wefunder again.

We also found that many investors on Wefunder have important connections and other types of strategic value. Some of the investors in our last WeFunder round have since become meaningful parts of the company as strategic advisors, connectors, content creators and more.

The funds we raised last year through WeFunder allowed us to make some substantial strides forward as a company. We were able to invest more heavily in R&D and have had some great successes on that front since. Most notably we were able to redesign our original formula to make it less expensive and easier to use, created a new product called Qualia Focus which is designed to be accessible to a more main-stream audience and have finished development on a new product to increase cellular energy and cellular metabolism that's called Eternus. We've also made major progress in product development of several other products that will start to go to market as soon as this year.

Beyond product development we've also been able to improve our operational efficiency which has allowed us to improve margins while improving the customer experience.

WF: Can you tell us about the team?

NC: We're incredibly fortune to have a world-class team. In fact world-class feels like an understatement for the people I get to work with each day.

The scientific model that we've developed shows promise in so many areas of increasing human potential that it's allowed us to attract a level of talent that's unprecedented for a company of our size. Several of our team members previously held executive & C-suite positions at fortune 500 company's and large public company's. Though we couldn't offer similar compensation packages since we're a startup, people have routinely given up MUCH better paying roles with other company's to become a part of what we're creating here.

I could easily gush for hours about each of our team members but for timing sake I'll just point you to our team section above so you can read a little bit about the amazing individuals that make up Neurohacker.

WF: Have you thought about exiting down the line?

NC: Yes. And it's unlikely to occur.

We started Neurohacker because of the impact we want to have on the world. Part of accomplishing the goals we have requires us to be a highly profitable company so we can resource the ongoing work that we're doing.

Because the mission of the company comes first and foremost it's not likely that another company would be interested in acquiring us and continuing the important work being done here. If that was to come along we'd absolutely consider it. But overall our aim is to build a company that's profitable enough that we can throw off substantial distributions each quarter for our investors.

At some point in the future, if our growth continues successfully, we aim to put systems in place that will allow investors to sell their stake, either back to Neurohacker or to others; though I suspect most won't want to given the planned distributions.

We're also possibly going to have a series of mini-acquisitions along the way. We're already in preliminary conversations with a few of the largest food and beverage companies in the world to do custom product development with them. This would allow us to use our unique formulation capacity to develop products that are best-in-class but not core to our business model and to build these products into companies that we may be able to sell, offering liquidity events for our investors while simultaneously adding more funding to Neurohacker

WF: What's your biggest challenge?

NC: Our biggest challenge is actually storytelling. What we're doing is very

NC: Our biggest challenge is actually storytelling. What we're doing is very complex and large in scope, not just at a mission and concept level, but even at a product level. Having people understand what the capacity of complex systems design is and seeing the benefits across our products is an extremely difficult story to tell to a broad audience in a concise and short way. It's something that we continually work to improve on.

Ask a Question

Type your question here... ASK QUESTION

Ben JC Jan 9

Hi,

I'd would love to invest in NC! Am I too late?

Can you please clarify all the following:
1) Length, dates & conditions of next investment round.
2) Would I become a shareholder if I invest?
3) Are there any limitation on investing from outside the US?
4) Min/max sums to invest.
5) What are the financial plans for the future?
6) Are you planning to become public/go to the stock exchange?
7) What exactly are the POINTS investors get?
8) What exactly is SAFE note you referred to in other question below?
9) Are you planning to ship to Israel?
10) I cannot see an "Invest" button, why?
11) How exactly is the dividends return planned to work out?
12) Very important:
Why wouldn't any another company just copy your formulas if they are out there for all to see? What protects that?

Please elaborate as much as you can on all these questions, as simply as possible.

Many thanks!
Ben

Barnaby Zelman Jun 21 2017

I'm not a fan of SAFE agreements for non-tech start-ups. Here's an excerpt from your Form C explaining just some of the concern: "...In certain circumstances, such as the sale of the company, an initial public offering or dissolution or bankruptcy, holders may only have a right to receive cash to the extent available, rather than preferred stock or other securities. In addition, if the SAFEs are so converted, the holders will lose any rights and preferences of the SAFEs that are not included in the terms of our preferred stock.We are under no obligation to convert the SAFEs into preferred stock. We may never receive a future equity financing or experience a liquidity event, in which case, the holders could be left holding the SAFEs indefinitely. Unlike convertible notes and other securities convertible into or exchangeable for preferred stock, the SAFEs do not have any "default" provisions permitting the holders to demand repayment. We have the discretion as to whether or not to enter into a transaction that causes the conversion of the SAFEs into preferred stock, and the holders have no right to demand such a conversion....". Offering stock, a Convertible Note or Units in an LLC would be much more attractive from an investor point of view. Wish you all the luck in a very tough industry. Let me know if you decide to modify your offering please!

Brian Franklin Apr 17

Did you change the terms of the early bird investment? It was up to $200k last week and it doesn't show up anymore.

Jim Billings Sep 8 2017

how much does it cost people?

Justin Vero about 17 hours ago

Dear James, in response to your 'Moment has arrived' post: As a Quali enthusiast who has tried all Q products, I made an initial investment on MAR 29 (and plan to do so each sucessive round). You mention Eternus trial bottle shipments given for 4/16 - 4/19 investments. Can you briefly clarify the needed edit investment or a new investment. Thank you.

Travis Schaub Apr 18

When does this investment round close?

Shawn W Apr 17
How are investment returns calculated and distributed?

James McCalister Jul 26
Your collective knows the most about this of course, but for investor assurance here with compliance on noopept, do you have any unbiased official remarks or perhaps an opinion letter from FDA lawyer (such as Amin Talati Upadhye, or similar, who has a reputation in the space) as its regulatory status in the US as unscheduled vs. permissible as dietary ingredient vs. not permissible as dietary ingredient vs. RX-only? Your Company's stance is fairly clear, but is there anything that can support this or give investors more confidence?

Tyler Warren Oct 25 2017
Jordan, I am not familiar with this investment platform and wanted to know what the ROI looks like (assuming there is a return). I see there are perks that are dependent on the investment amount as well as rights to future shares, but what does the ROI structure look like on the initial investment via the we-funder campaign? Apologies as this investment platform is new to me, so I could use a little hand holding.

Goodguy Brown Sep 6 2017
How in Total are you Interested in

Muhammad Awan Aug 26 2017
Hi Jordan, what is your retention like? Of the people who buy a subscription, how many keep it after 3 and 6 months? Thanks.

Nathan McHugh Apr 9
When does this round finish? Is the 40 million tge limit for this round?



James Schmachtenberger Chief Executive Officer FOUNDER Apr 10
Hi Nathan. We don't have a set end date for the round at the moment. It largely depends on how quickly we get enough funding in to close the round, though we're expecting that the WeFunder raise will only be open for approximately 2 months total.
This round is structured as a convertible note with a cap of $45 million but we've created a discount for the first $200k worth of investments where that's capped at $40 million. At the moment we're just under half of the way to that target so there's still a little time to invest at the discounted rate.

Jesse Rowe INVESTOR Oct 11
I'm just curious when we will be able to get the records saying we invested and the perks (if we applicable)?



James Schmachtenberger Chief Executive Officer FOUNDER Apr 10
Hi Jesse. I apologize for not answering this sooner. You're question didn't show on my interface until now though I see you posted it a few months ago. I'm guessing you've already received everything at this point but if for any reason you haven't please email *invest@neurohacker.com* and we'll make sure to get you what's needed.

Selven Dhiiran Aug 10 2017
Hi Jordan,

Huge fan of the what the company is doing and definitely excited for all that's coming in the future.
This will be my first investment on Wefunder and literally my first investment ever. I'm looking at investing $1000. I just need to know how this works before i jump right in

1) So i am betting that the company will be more then $20M in the future. and whenever that happens i'll make a return? How much am i looking at down the road if this appears to be successful?

2) How do i roughly calculate the returns assuming the company is worth 20M in the future?

3) I read one of your comments below stating that the company plans to return the capital..Will this be in the form of return of investments assuming the company hits the $20M mark?

4) How do i sell the returns i make if this appears to be successful down the road?

I understand my questions may seem odd, but that's just because i am really new to all this. For the past couple years from the age of 22 i've been wanting to invest in an excellent startup company but nothing really seemed impressive enough for me to make an investment.
I was introduced to Wefunder a couple days ago through the newsletter i received from

I was introduced to Wefunder a couple days ago through the newsletter I received from
Neurahacker about this campaign.
So i'm really excited to be an investor. I look forward to hearing back from you
PS: I read the risks section and i am fully aware that i'm investing what i'm willing to loose

Healthy regards,
Selven(Pronounced Selvein)



Jordan Greenhall Executive Chair FOUNDER Aug 13 2017

Hi Selvan, sorry for the delay - I just got back from the Healthspottr conference. So . . .

1) Actually, the valuation of this round will be at most $20M. If our next raise is at, say $18M, then the valuation of this round will be 80% of that ($14.4M). For you get a return on your investment, we will need to either have a liquidity event (sometimes called an "exit") at a valuation higher than the valuation you invested at *or* provide a cash payment to investors (e.g., dividends) that exceed the amount of your investment.

Your actual returns will depend on (a) the final valuation of this round (max $20M); (b) additional rounds of investment and how much they dilute existing shareholders; (c) final valuation at an exit OR (d) actual "dividends". Assuming the final valuation of this round is $20M and there are no more rounds and the company exits at $40M, then you would have a 200% return on your investment.

2) To roughly calculate returns, you take the valuation at exit and divide by the valuation at your investment (see above). Note, this is very rough because each additional round of investment (say we raise $15M in two years at a $80M valuation) adds more shares to the company.

3) The hope is to find a way to "cash out" investors through something akin to dividends out of cashflows. This would not reduce your ownership of the company - but it would get your cash back. *Then* any additional dividends or liquidity at an exit would be upside.

4) Your returns will be in the form of USD. The way this works is that you turn your cash (USD) into equity in a company (in this case NHC). The company uses that to try and create value - which will show up in an increased valuation - but even if the valuation is high (say $1Bn) *you* don't necessarily get to do anything with that (besides feel good) *until* there is some kind of liquidity event - which means until there is some event that brings cash back to you. Typically there are three kinds of liquidity event:
a) We sell the company to someone else for cash.
b) We make it possible for you to sell your equity to someone else for cash (e.g. an IPO or a stock buyback)
c) We pay you cash as a dividend

Hope this helps.

Max Levskiy Jul 28 2017

Dear Jordan Greenhall,
Where are you in terms of FDA approval?
Unlike pharmaceutical drugs the FDA doesn't give approval to, nor have an approval process for products in our space. They do mandate fairly stringent manufacturing, testing and quality assurance procedures. For this, we contract GMP (Good Manufacturing Practice) certified contract manufacturers to help ensure that FDA standards are met and where reasonably possible are exceeded. --------- We both know this is not true. You've been selling Qualia to thousands of customers as a DIETARY SUPPLEMENT, while it's a PHARMACEUTICAL DRUG. You probably aware of the fact, that Noopept doesn't meet DSHEA? Mixing synthetic, prescription drug(prescribed drug in Russia, NDA not filed in US) with herbs doesn't make Qualia a dietary supplement. It's like mixing Sildenafil(Viagra) with Fenugreek and calling it a dietary supplement for erectile dysfunction. You didn't even list that 30mg of Noopept/day is a high dosage, you didn't list all potential side effect of Noopept, you don't mention that Noopept shouldn't be taken longer than 2 months (yet you offer subscriptions). Noopept works, no doubt here, but will other ingredients in Qualia work after you remove Noopept? It'd be honest to tell your investors, that's really expensive to file NDA and it takes years of clinical trials etc before/if FDA allows you to start selling it....if you want to comply with US law, of course. Happy fundraising.



Jordan Greenhall Executive Chair FOUNDER Jul 29 2017

"Thanks for your follow up question Max. It's always good to see people with an eye for detail and with an obvious concern for public safety and accurate information. We also hold a strong desire for accurate information and hold public safety as utterly imperative. Towards that effect let me try to answer each of your questions. As far as disclosing safety data related to

noopept and other ingredients in Qualia, we provide detailed information on our website regarding the studies that have been done on each ingredient. Elements of this are on the formulation page, with additional safety data on the product page - under safety data. To the best of my knowledge we offer more detailed safety data regarding our product than any company in our space. As far as the classification of noopept and Qualia as a whole, noopept is not a drug in the US. Many ingredients are classified differently in different countries and it doesn't carry from one to the other. By contrast, sildenafil is a drug in the US and therefor would have to be sold as such. Noopept is also not a racetam. It lacks the defining (*https://en.wikipedia.org/wiki/Racetam*) core pyrrolidone ring that defines the class. It is a modified di-amino acid peptide (L-prolylglycine). As with many ingredients there's potential for interpretation as to classification as well as potential for changes in classification (i.e. ephedra). For this reason we offer a fairly lengthy set of disclosures in our investment disclosures section related to potential regulatory risks. With that said, we've spent many hours of research and many thousands of dollars in legal consults to determine that the classification we're using are accurate. "

Mike Brinkman Apr 16

Is the SAFE round available to international investors? That is non US citizens?



James Schmachtenberger Chief Executive Officer FOUNDER Apr 16

Hi Mike. Yes, this investment round is available to international investors. Thank you for your interest!

Steven Rosa Apr 15

Hi James, thanks for the clarification in your last answer. I do have another question. I noticed that you actually just closed a $575,000 convertible note round 10 days ago, so what is driving this current SAFE investment round in the same month? Seems a bit tough to swallow making a SAFE investment at essentially the same time as convertible notes were raised--at the same valuation cap and discount--but being in a subordinated position in your cap table relative to all that debt for essentially taking the same risk, given the closeness of rounds. Any comments you can share?



James Schmachtenberger Chief Executive Officer FOUNDER Apr 16

Hi Steven. The majority of funds raised on that last convertible note round were raised in Q3 and Q4 of last year. We took an additional $50k from that round recently but overall the funds collected were from a few months prior and we've seen significant improvements in the business during this time.

Because of the growth that's happened over the last few months, this round is actually positioned at a higher valuation cap than the convertible round we recently closed, however we've made an early bird exception for the first $200k worth of investments under this SAFE round that has the key terms the same as our prior convertible round.

Steven Rosa Apr 15

This question is for James, in reference to your response to Brooks on Apr 12. I'm reviewing the current investment opportunity and it seems to be a SAFE investment, which to be clear, is not a debt investment, as a SAFE neither has a priority claim on assets nor does it have any other attributes of a debt investment, such as a maturity date or interest rate. A SAFE is essentially a warrant contract. Therefore, can you please clarify those portions of your response to Brooks whereby you refer to the current investment opportunity as a debt instrument, and let me know if I am missing something? Also, can you please outline the use of proceeds for this investment round? I noticed you have a $200,000 debt held by Maplewood MHP LLC that matures next month. Will the proceeds from this current round be used to repay that debt, or will they be used for product development and manufacturing? Thank you.



James Schmachtenberger Chief Executive Officer FOUNDER Apr 15

Hi Steven! Thank you for your feedback! I noticed that my response to Brooks could be misinterpreted and I have made a few edits to ensure clarity. In a few cases, a SAFE note may give a right to a repayment of the principal, but it does not have the other characteristics of a debt instrument. From an investor's point of view, the biggest benefit is the possibility of receiving equity at a lower valuation than institutional investors in a future growth equity round. Therefore, the SAFE investors enjoy an opportunity to support a mission-aligned business while possibly realizing attractive investment returns.
We plan to repay the bridge loan to Maplewood from cash on hand or extend the maturity date. The proceeds from this Wefunder round will be used for the launch of the Qualia Shot (in Q3) and, if we reach our objective for this round, a clinical trial of Qualia Mind and wholesale expansion. Again, thank you for your constructive feedback!

Brooks Yardley Apr 11

My question is about the second risk listed at the end of the "About" section. If the Securities are not equity interests and give no rights, and if they are highly illiquid with transfer restrictions and no secondary markets to sell them, then, aside from the investor perks, what is the potential benefit to investors? Would "investor" even be the proper term? Or would we be more like crowdfunding supporters who simply wish to nurture a project that we believe in, but with little hope for financial returns on our investment?



James Schmachtenberger Chief Executive Officer FOUNDER edited Apr 15

Hi Brooks. Thank you for your question!
We chose to use a SAFE note because it's difficult to determine a fair valuation of our business this early in our history. Our objective is to raise a Series A round of growth equity in the future. Assuming we are successful in doing so, when we raise a fixed price round, the SAFE notes will convert to equity at either a 20% discount to the valuation in that round or at the $40M valuation cap. Therefore, the SAFE investors may receive equity at a lower valuation than the investors in the A round. So by supporting us early on, SAFE investors have a chance to realize a higher return than venture capitalists or other institutional investors who support our future growth.
The investor perks are just additional incentives that we're giving beyond having a stake in the company.
Thank you for your interest in supporting our mission!

Shelly Chin Apr 11

Have you considered hosting an event at The Assemblage in NYC or similar venues to broaden your name recognition and educate the masses? What sort of market outreach have you done so far?



James Schmachtenberger Chief Executive Officer FOUNDER Apr 11

Hi Shelly. Thank you for your question!

Daniel Schmachtenberger, one of our co-founders actually gave a speech at Assemblage a few months ago. That particular lecture was more focused on civilization redesign than on Neurohacker specifically but there was some overlap. With that said, we'd love to do more with Assemblage and other similar organizations.

The majority of our outreach to date has been done digitally more-so than in person. We collaborate with a lot of thought leaders and influencers in our associated spaces to get new ideas and new content out. We've done this through podcasting, collaborative article development, coordinated social media events, etc. We also have guest lectured at many events and have recently been working to increase this type of engagement. We'd welcome any leads you have for good outreach opportunities.

Thank you!

MORE QUESTIONS

RISKS

1

Our products are subject to government regulation, both in the United States and abroad, which could increase our costs significantly and limit or prevent the sale of our products
The manufacture, packaging, labeling, advertising, promotion, distribution, and sale of our products are subject to regulation by numerous national and local governmental agencies in the United States and other countries. The primary regulatory bodies in the United States are the FDA and the FTC, and we are also subject to similar regulators in other countries. Failure to comply with these

READ MORE RISKS

OTHER DISCLOSURES

Read the **Form C** filed with the SEC for other important disclosures, like financial statements, Directors, Officers, shareholders with more than 20% of voting rights, and more.

THE FUNDING PORTAL

Neurohacker Collective is conducting a Regulation Crowdfunding offering via **Wefunder Portal LLC**. CRD Number: #283503.

$500 min **INVEST**

Can I change my mind and get a refund?

How is Wefunder compensated?

Have another question?